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October 10, 2014	Writer’s Direct Contact 212.468.8053 jbaris@mofo.com

FILED VIA EDGAR

Karen L. Rossotto, Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             The Victory Portfolios — Post-Effective Amendments No. 117, 118 and 119

File Nos. 33-8982 and 811-4852

Dear Ms. Rossotto:

On behalf of our client, The Victory Portfolios (the “Registrant”), we are responding to comments from the Staff of the Securities and Exchange Commission (the “Commission”) provided on July 25, 2014, relating to Post-Effective Amendment No.117 to Registrant’s Registration Statement on Form N-1A (File Nos. 33-8982 and 811-4852), filed on June 17, 2014 (“PEA 117”).

On August 29, 2014, Registrant filed with the Commission Post-Effective Amendment No. 118 to Registrant’s Registration Statement on Form N-1A (“PEA 118”).  PEA 118 was filed solely to delay the effective date of PEA 117 to September 19, 2014.

On September 18, 2014, Registrant filed with the Commission Post-Effective Amendment No. 119 to Registrant’s Registration Statement on Form N-1A (“PEA 119”).  PEA 119 was filed solely to further delay the effective date of PEA 117 to October 10, 2014.

The Registrant has made the disclosure changes noted below in Post-Effective Amendment No. 120, which is being filed pursuant to Rule 485(b) under Securities Act of 1933, as amended, contemporaneously with this correspondence.

Below we identify in bold the Staff’s comment, and note in regular type our response.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Form N-1A.  We have attempted to accurately restate the Staff’s comments, which were provided orally by telephone.

When a comment specific to any one Fund applies to other Funds, we will conform the disclosure with respect to the other Funds so that the disclosure is consistent, even if we do not identify whether a comment applies in other cases.  In addition, when a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make changes consistently throughout the document, as appropriate.

1)                                     Provide a representation that if the reorganization contemplated by the Form N-14 filed by the Registrant on July 31, 2014 is not completed, the prospectuses contained in PEA 117 will not be used.

The prospectuses contained in PEA 117 relate to shell funds created to acquire the assets of certain Munder funds in a reorganization described in the Form N-14.  The Registrant represents that should the reorganization with respect to any Fund not be completed, the prospectus contained in PEA 117 relating to that Fund will not be used to solicit sales of shares.

2)                                     Integrity Micro-Cap Equity Fund

a.                                      Page 1 — Fund Fees and Expenses.

1.                                      Explanatory footnote 3 to the fee table is not required by the Form and should be deleted.

The Registrant acknowledges that the disclosure in footnote 3 to the fee table is not required by Form N-1A.  Nonetheless, Registrant believes that such disclosure can assist an investor in assessing not only the direct expenses incurred by a Fund, but indirect expenses that may impact a Fund’s operating expenses.

2.                                      In Footnote 4, disclose the term of the fee waiver, its termination date and who can terminate it.  In addition, provide a representation that the fee waiver information will be updated as soon as it is finalized.

As stated in Footnote 4, the Expense Limitation Agreement will remain in place for two years following the reorganization of a Munder Fund. VP confirms that the Expense Limitation

Agreement in place with respect to a Fund cannot be terminated except upon termination of the Advisory Agreement with respect to such Fund.  Therefore, Registrant believes no additional disclosure is warranted.

Fee waivers are based on the total net annual operating expenses for corresponding series of the Munder Funds as of June 30, 2014.  Registrant will update Footnote 4 to reflect the applicable limits on total annual operating expenses for the afore-mentioned two year period.

b.                                      Page 2 — Expense Example — Confirm that the example will take into account fee waivers and expense reimbursements when such fee waivers and expense reimbursements are finalized.

Registrant confirms that the example in the definitive prospectus for each Fund will take into account all final fee waivers and expense limitations described in Footnote 4 to the fee table.

c.                                       Page 2 — Principal Investment Strategy.

1.                                      Confirm that any convertible securities included in the 80% test are immediately convertible into equity securities.

Registrant confirms that any convertible securities included for purposes of calculating the 80% test are immediately convertible into equity securities.

2.                                      State that the 80% test may be changed without shareholder approval.

Registrant has modified the disclosure concerning changes to the 80% policy in a way that it believes more clearly indicates that shareholder notice, but not shareholder approval, is needed to change an 80% policy.

3.                                      Clarify why micro-capitalization stocks may experience higher returns due to “inefficiencies in the marketplace.”

Registrant has modified the disclosure to respond to this comment.

4.                                      The Fund discloses that it may invest in one or more “economic sectors.”  Clarify this policy.

Registrant has revised the section concerning economic sectors as follows:

“From time to time, due to sector weights of the benchmark index, the Fund’s investments may be focused in companies in one or more economic sectors, such as the financials sector.”

5.                                      In compliance with the requirement of Form N-1A to not disclose negative strategies, remove the sentence “The Fund will not invest 25% or more of its assets in any one industry.”

The Registrant will remove this sentence.

6.                                      The high level of ETF fees is inconsistent with the disclosure that the Fund will use ETFs “from time to time.”  If investment in ETFs is not a principal strategy, move this disclosure to the response to Item 9.

We understand that the Staff’s comments stem from the level of acquired funds fees and expenses (“AFFE”) disclosed in the Fund’s Fee and Expense table.  As discussed in more detail below (see response to Question 6.b.3.), Registrant’s believes that although AFFE in excess of one basis point may be indicia of a principal investment strategy, it is not dispositive.  Registrant’s determination of whether investments in other investment companies is a principal investment policy of a particular Fund is therefore distinct from the level of AFFE in such Fund.  Accordingly, the Registrant will invest in other investment companies (including ETFs) as a principal investment strategy for some Funds (e.g., Integrity Micro-Cap Fund) but as a secondary investment strategy for others.

d.                                      Page 3 — Principal Risks

1.                                      This section discloses the risks of investing in value stocks, but investing in value stocks does not appear as a principal strategy.  In general, Registrant should disclose a principal risk related to each of its principal investment strategies.

The Fund’s portfolio manager utilizes a core approach to manage the Fund. Registrant therefore believes the Fund is subject to the risks of both value and growth.  Registrant has modified the disclosure of the Fund’s principal investment strategy to clarify the Fund’s core investment strategy.  Registrant has not made any change to the risk disclosure related to investments in value stocks found under principal risks.  Registrant confirms that it will address the principal risk of each disclosed principal investment strategy.

2.                                      Disclose the risk of investing in micro-capitalization stocks.

Registrant revised the disclosure concerning smaller company risk as follows:

“Smaller, less seasoned companies may lose market share or profits to a greater extent than larger, more established companies. Since micro-cap company stocks typically have narrower markets and are traded in lower volumes than larger company stocks, they may be more difficult to purchase and sell.”

3.                                      Registrant should consider if it should include liquidity risk in its principal risks given the high percentage of micro-capitalization stocks in its portfolio.

Registrant believes the revised disclosure in the previous comment addresses this point.

4.                                      The risk of investing in foreign securities refers to the Fund’s ability to use depositary receipts.  Disclose the use of depositary receipts in the Fund’s principal investment strategies.

Registrant will include depositary receipts in the discussion of foreign securities in the Principal Investment Strategy section where applicable.

5.                                      If the Fund intends to invest in shares of investment companies other than ETFs, add appropriate disclosure.  Disclose the risk of investing in ETFs.

Registrant has revised the disclosure to refer to investment companies, including ETFs. Registrant has also included information regarding such investments and related risk disclosure as part of the Fund’s principal investment strategy and risks.

6.                                      To the extent appropriate, disclose the risks associated with investing in convertible securities, preferred securities, rights and warrants.

Registrant does not believe additional risk disclosure is needed with respect to these instruments.

e.                                       Page 4 — Investment Performance.

1.                                      Correct the word “lease” to “least” in the narrative preceding the bar chart.

The Registrant will correct this typographical error.

2.                                      State specifically that the performance shown is not that of the Fund but of the predecessor fund.

Registrant believes that the current disclosure appearing in the third paragraph on page 3 satisfies this requirement.  This disclosure states, “The performance figures for Class A, C, R and Y shares reflect the historical performance of, respectively, the Class A, C, R and Y shares of the MST Munder Micro-Cap Equity Fund, a series of Munder Series Trust (the predecessor to the Fund managed by Munder Capital Management).”

f.                                        Page 5 — Investment Performance.  Disclose that the total returns in the table are those of the Fund’s predecessor fund.

Registrant notes the disclosure under “Investment Performance,” in particular the statements concerning predecessor fund performance set forth in the response to comment 2.e.2 above, applies to all performance figures shown for the Fund.  Therefore, Registrant does not feel additional disclosure to the table is needed.

g.                                      Page 8 — Investments.

1.                                      If the Fund invests in unsponsored ADRs, disclose the risk.

The Funds do not generally invest in unsponsored ADRs.

2.                                      Any investment in this section that is a principal investment strategy should be included in the Fund Summary section.

The Registrant will ensure that the Fund Summary Section reflects all principal investment strategies.

h.                                      Page 10 — Principal Risks.

1.                                      Move micro-cap risk and sector risk to Principal Risks in the Fund Summary

Registrant will move the micro-cap risk and the sector risk disclosure to Principal Risks under Fund Summary.

2.                                      For all Funds, any risk related to a principal invest strategy should be disclosed as a principal risk in the summary.

When appropriate, the Registrant will revise disclosure to disclose risks related to principal investment strategies as principal risks.

i.                                         Page 13 — Portfolio Management.

1.                                      For each portfolio manager identified in response to Item 5, disclose the business experience required by Item 10(a)(2) of Form N-1A.

The Registrant has added disclosure of the business experience for the past five year of each portfolio manager listed on page 13.

2.                                      State that the portfolios managers are primarily and jointly responsible for management of the Fund’s portfolio.

The Registrant has amended the disclosure to reflect, where applicable, that the portfolio managers are “jointly” responsible for management of the Fund.

j.                                         Page 14 — Share Price.  If relevant, comply with Instruction 2 to Item 11 of Form N-1A relating to portfolio securities traded on foreign exchanges.

The Registrant has added the following disclosure under “Share Price” on page 15:

To the extent the Fund’s investments include securities that are primarily traded in foreign markets, the value of those securities may change on days when shareholders are unable to purchase and redeem the Fund’s shares, such as on weekends or other days when the Fund does not price its shares.

k.                                      Page 46 — Manager of Manager Structure.  Revise the paragraph to clarify that the Fund may adopt a manager of manager structure in the future.

The Registrant has revised the last paragraph on page 46 to state that the Fund may adopt a manager of managers structure in the future and that, if adopted, the Fund and Adviser will comply with the requirements of any order issued by the SEC.

3)                                     Integrity Mid-Cap Value Fund

a.                                      Page 3 — Principal Investment Strategy.  Disclose that the Fund may invest in emerging market securities.

Registrant has removed reference to emerging markets as a principal investment strategy for this Fund.

b.                                      Page 3 — Principal Risks. - Disclose specific risks of investing in REITs.

The Registrant has disclosed the risk of investing in REITs in the Principal Risk section.

c.                                       As a general matter, ensure that any strategy or risk disclosed in response to Item 9 of Form N-1A is also disclosed in the Fund Summary.

Registrant has reviewed the Fund Summary and the Item 9 disclosure in each prospectus to ensure that they are consistent.

4)                                     Integrity Small/Mid Cap Value Fund — Explain supplementally the wide gap in “Other Expenses” between Class A and Class Y.

The disparity between expenses disclosed for Class A and Class Y shares results primarily from the small asset size of the Class Y shares, which results in fixed expenses spread over a much smaller asset base, thus producing a higher expense ratio.

5)                                     Integrity Small-Cap Value Fund — If and to the extent the Fund uses emerging market securities as a principal investment strategy, conform Principal Risks in the Summary to non-principal risks in the Item 9 disclosure.

Registrant has removed reference to emerging markets as a principal investment strategy for this Fund.

6)                                     Munder Emerging Markets Small-Cap Fund —

a.                                      Page 1 — Fee Table. — Explain supplementally the wide gap in “Other Expenses” between Class A and Class Y.

The disparity between expenses disclosed for Class A and Class Y shares results primarily from the small asset size of the Class Y shares, which results in fixed expenses spread over a much smaller asset base, thus producing a higher expense ratio.

b.                                      Page 3 — Principal Investment Strategy. —

1.                                      Explain supplementally how the Fund tests whether companies are “economically tied” to emerging market countries.

Registrant considers a company to be economically tied with an emerging market country if: (1) the company is organized, or its securities principally trade, in an emerging market; or (2) the company’s securities trade on a developed market exchange and at least 50% of its revenues or profits or assets are derived from or located in an emerging market.

2.                                      Clarify how the Fund uses the various indices mentioned in the disclosure in implementing its principal investment strategy.

Registrant believes the current disclosure is sufficient on this point.  As disclosed, the Adviser uses the S&P® Emerging Plus SmallCap and the MSCI Emerging Markets Small Cap Indexes to define the universe of emerging markets countries in which the Fund may invest. However, as disclosed, the Fund is not designed to replicate the performance of either of those indexes.

3.                                      The disclosure regarding the use of ETFs is the same here as it is in other Funds, but there is no AFFE disclosure in the fee table.  The Staff requires an AFFE in excess of one basis point to be disclosed in the fee table.  In such case, the Staff believes that investments in other investment companies (including ETFs) should be disclosed as a principal investment strategy.

The Registrant believes that the analysis of whether AFFE should be disclosed in the fee table (i.e., because it exceeds one basis point) is distinct from whether investments in other investment companies is a principal investment strategy of a Fund (i.e., it accounts for more than five percent of a Fund’s assets). Although AFFE in excess of the one basis point threshold may be indicia of a principal investment strategy, it is not dispositive.  For example, if a Fund invests in other investment companies with relatively high expense ratios the AFFE may exceed one basis point, but such investments may account for significantly less than five percent of a Fund’s assets.

Registrant will review its intent to invest in other investment companies for each Fund consistent with its understanding summarized above and will revise any fee table, principal investment strategy and principal risk disclosure consistent with its determination.

c.                                       Page 3 — Principal Risks.

1.                                      Disclose separately the risks of investing in emerging market securities.

Registrant has added separate principal risk disclosure regarding emerging market securities.

2.                                      If derivatives are used for asset substitution in the 80% basket, confirm supplementally that they will be valued at market and not notional.

The Registrant confirms that when a derivative is included in the 80% asset test, it will value that instrument at the market value.

3.                                      In the derivative instrument disclosure, delete the reference to possible gains since incurring gains is not a risk.

Registrant will revise the disclosure to eliminate the reference to possible gains.

d.                                      Page 7 — Investments. — Confirm whether the use of forward currency contracts is a principal investment strategy of the Fund and, if so, revise the disclosure of Principal Investment Strategies and Principal Risks accordingly.

Registrant confirms that the use of forward currency contracts is not a principal investment strategy of the Fund.  Accordingly, Registrant has maintained forward currency contracts as a secondary investment strategy of the Fund.

7)                                     Munder Growth Opportunities Fund — Page 3. — Change the disclosure to reflect that while the Fund may “focus” on particular sectors and/or industries, it does not intend to “concentrate” its investments in any particular industry.

Registrant has clarified that a significant portion of the Fund’s assets may be invested in one or more sectors.  However, Registrant has not included any additional disclosure regarding concentration since “concentration” relates to industries rather than sectors.  In addition, Registrant is cognizant of the Staff’s concerns regarding the use of negative disclosure.

8)                                     Munder Index 500 Fund — Include in the Fund Summary all principal risks disclosed in response to Item 9.  In particular, disclose in the Fund Summary the risks of investing in derivatives.

Registrant will revise the disclosure to comply fully with the comment.

9)                                     Munder International Fund—Core Equity.

a.                                      Page 2 - Portfolio Turnover. For any Fund that discloses portfolio turnover greater than 100%, disclose that active trading is a principal investment strategy followed by the Fund.

Registrant does not consider active trading to be a principal investment strategy of the Fund and, therefore, has not revised the Fund’s disclosure. Registrant advises the staff that this Fund had a portfolio turnover rate in excess of 100% for one year during the last five years.  That turnover rate was, at least in part, the result of a reorganization with another international fund during that reporting year.

b.                                      Page 3 — Principal Investment Strategy.

1.                                      Add a description of the MSCI ACWI ex USA Index.

Registrant has added the requested disclosure.

2.                                      Change the word “concentrate” in the fourth paragraph to “focus” so as not to imply that the Fund is concentrating its investments.

Registrant has revised the disclosure to reflect this requested change.

3.                                      Explain supplementally how the Fund determines that its investments are “economically tied” to a particular country.  In addition, provide supplementally the percentage of assets the Fund intends to use to determine that it is an “international” fund.

Registrant considers a company to be economically tied with an foreign country if: (1) the company is organized, or its securities principally trade, in a foreign market; or (2) the company’s securities trade on a developed market exchange and at least 50% of its revenues or profits or assets are derived from or located in a foreign market.

Registrant does not apply a specific asset-based test to determine that it is an “international” fund.  Registrant submits that its approach is consistent with Rule 35d-1 and statements of the Staff related to such rule.  Moreover, Registrant notes that the Fund invests “primarily” in companies in countries represented in the MSCI ACWI ex USA Index which, by definition, excludes U.S. companies.  In general, if the Fund holds 65% or more of its assets in such companies, it is viewed as investing “primarily” in such companies.

10)                              Munder International Small-Cap Fund.  Provide supplementally the percentage of assets the Fund intends to use to determine that it is an “international” fund.

Please see the response to comment 9.b.3.

a.                                      Page 3 — Principal Risks. The use of options is disclosed as a principal risk.  Use of options should therefore also appear in the Principal Investment Strategies.

Registrant has determined that the use of neither futures nor options is a principal investment strategy and has modified both the Principal Investment Strategies and Principal Risk sections accordingly.

11)                              Munder Mid-Cap Core Growth Fund.

a.                                      Page 5 — Portfolio Managers. — In the Fund Summary section, delete all information other than name, title and length of service.  In addition, the Fund Summary section should only include disclosure regarding the individuals primarily responsible for managing the Fund’s portfolio.  Other information regarding portfolio managers and other members of the investment team should be included in the Item 10 disclosure.

Registrant has changed the Summary disclosure to reflect only the name, title and length of service of each member of the portfolio team.  The Registrant believes that it is both appropriate and consistent with Item 5(b) of Form N-1A to list all of the members of this portfolio management group.  Although one member is noted as the lead portfolio manager, all of the people listed are primarily responsible, in some form or another, for the day-to-day management of this Fund’s portfolio.

12)                              Munder Total Return Bond Fund.

a.                                      Page 3 — Principal Investment Strategy.

1.                                      Add a reference to “junk bonds” to the discussion of below investment grade securities.

Registrant has added the term ‘junk bonds” to the disclosure.

2.                                      In the penultimate paragraph in the Principal Investment Strategy section, disclose that the Fund “will” use ETFs rather than “may” use ETFs.

Registrant has revised the disclosure to reflect the requested change.

3.                                      Confirm supplementally that when the Fund sells a credit default swap, it will segregate the full notional value.

Registrant confirms that when the Fund sells a credit default swap it will segregate liquid assets representing the full notional value of the swap.

4.                                      Disclose the average maturity or duration of the portfolio.

Registrant has added the requested disclosure to the Principal Investment Strategy section.

5.                                      Define dollar roll transactions and, if appropriate, add risk disclosure.

Registrant has revised the disclosure to reflect the requested change.

b.                                      Page 3 — Principal Risks.

1.                                      Tie interest rate risks to average maturity or duration risks.

The Registrant has added the requested disclosure.

2.                                      Provide additional risk disclosure regarding mortgage backed or mortgage related securities.  Alternatively, if Registrant believes that current disclosure is sufficient, indicate that supplementally.

Registrant believes that it has adequately disclosed the strategies and risks associated with investing in mortgage backed and mortgage related securities.

3.                                      Reference “junk bonds” in the discussion of below investment grade debt securities.

Registrant will add a reference to “junk bonds” in the disclosure related to below investment grade debt securities.

4.                                      Revise the risk related to active trading to reflect that the Fund engages in this type of trading as a principal investment strategy.

The Registrant has revised the disclosure to reflect this requested change.

13)                              SAI

a.                                      Page 6 — Instruments in Which the Fund Can Invest.  There is extensive disclosure on mortgage backed and mortgage related securities.  To the extent any Fund invests in these instruments, determine whether any of the SAI disclosure should be moved to the prospectus.

Registrant believes that it has adequate prospectus disclosure regarding the strategies and risks associated with investing in mortgage backed and mortgage related securities.

b.                                      Pages 65-66 — Other Accounts.

1.                                      As required by Item 20(a)(3), for each category, disclose the number of accounts and the total assets in the accounts that were subject to a performance based fee.

Registrant confirms there are presently no accounts with performance based fees.  Should that change, Registrant will modify the table to comply with Item 20(a)(3).

2.                                      Modify the third line of the last paragraph to clarify that portfolio managers are currently managing accounts with performance based fees.

Registrant confirms there are presently no accounts with performance based fees.  Registrant will modify the sentence to read as follows, “Some portfolio managers manage other accounts which have materially higher fee arrangements than a Fund and/or may have a performance based fee.”

c.                                       Page 72 — Disclosure of Portfolio Holdings. — Disclose the manner in which the Board of Trustees exercises oversight of disclosure of the Funds’ portfolio securities as required by Item 16(f)(1)(vii).

The Registrant will revise the disclosure to reflect that the Board of Trustees reviews the Funds’ Portfolio Holdings Policy and Procedures at least annually and recommends changes when appropriate.

14)                              Representations.

a.                                      Registrant represents that it will not sell any Fund shares in reliance on the prospectuses and SAI that are the subject of this letter until such time as all financial and other numerical information is updated and complete.

b.                                      Registrant represents that it will make any changes agreed to in this letter to the prospectuses and SAI in a filing made pursuant to Rule 497 under the Securities Act of 1933, as amended.

          *          *          *

We appreciate your time and attention to PEA 117 and this letter responding to the Staff’s comments.  Should you have any additional questions concerning the filing, please call me at (212) 468-8053 or Kelley Howes at (303) 592-2237.

Very truly yours,

/s/Jay G. Baris

Jay G. Baris

cc:                                Michael D. Policarpo, II, Victory Capital Management Inc.

Christopher K. Dyer, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Nathan J. Greene, Shearman & Sterling LLP

Edward J. Veilleux, Chief Compliance Officer

John A. Danko, Citi Fund Services Ohio, Inc.

Brenda J. Fleissner, Ernst & Young LLP

Kelley A. Howes, Morrison & Foerster LLP